SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549



                                ----------------------



                                     SCHEDULE 13D



                       Under the Securities Exchange Act of 1934


                                BERG ELECTRONICS CORP.
                                   (Name of Issuer)


                             COMMON STOCK, $0.01 PAR VALUE
                            (Title of Class of Securities)


                                      08372 L 10
                                    (CUSIP Number)


                                    Thomas O. Hicks
                            200 Crescent Court, Suite 1600
                                  Dallas, Texas 75201
                                    (214) 740-7300
                     (Name, address and telephone number of person
                   authorized to receive notices and communications)


                                   February 5, 1998
                (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.







                            (Continued on following pages)

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     CUSIP No. 08372 L 10               13D                 Page 2
--------------------------------                   -----------------------------


================================================================================
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mr. Thomas O. Hicks
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)                                    X

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
           PF; OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       3,772,087
         BENEFICIALLY           ------------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH
           REPORTING                     74,749
            PERSON              ------------------------------------------------
             WITH                9       SOLE DISPOSITIVE POWER

                                         3,772,087
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         74,749
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,846,836
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        9.7%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

Item 1.  Security and Issuer

   Common Stock, $0.01 par value (the "Common Stock")

   Berg Electronics Corp. (the "Company")
   101 South Hanley Road
   St. Louis, Missouri 63105

Item 2.  Identity and Background

   (a)   Name of Person Filing this Statement:

         Mr. Thomas O. Hicks

   (b)   Residence or Business Address:

         The address of the principal business office of Mr.
   Hicks is 200 Crescent Court, Suite 1600, Dallas, Texas
   75201.

   (c)   Present Principal Occupation:

         Mr. Hicks is the controlling shareholder and the Chairman of the Board, Chief Executive Officer and Secretary of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse"), a private investment firm primarily engaged in leveraged acquisitions, recapitalizations, and other principal investing activities.

   (d)   Convictions in Criminal Proceedings during the last 5 Years:

         Mr. Hicks has not been convicted in a criminal proceeding during the last 5 years.

   (e)   Proceedings involving Federal or State Securities Laws:

         Mr. Hicks has not, during the last 5 years, been a party to any civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

   (f)   Citizenship:

         Mr. Hicks is a United States citizen.

Item 3.  Source and Amount of Funds

     On February 5, 1998, certain partnerships (the "Partnerships") of which Mr. Hicks is a limited partner effected a pro rata distribution of their respective shares of Common Stock of the Company to their respective partners (the "Distribution"), including 2,796,937 shares of Common Stock to

Mr. Hicks and 67,451 shares of Common Stock to Hicks, Muse Fund I Incorporated ("Fund I"). For a description of the relationship between Mr. Hicks and Fund I, see Item 5.

     Mr. Hicks additionally owns of record and beneficially 643,182 shares of Common Stock previously acquired with personal funds.

     Mr. Hicks may also be deemed to beneficially own 339,266 shares of Common Stock in his capacity as trustee of six trusts maintained for the benefit of Mr. Hicks' children and as co-trustee of a trust maintained for the benefit of the children of one of Mr. Hicks' business associates (the "Unrelated Trust"). Based on the foregoing, Mr. Hicks may be deemed to beneficially own 9.7% of the shares of Common Stock of the Company.

Item 4.  Purpose of Transaction

     Mr. Hicks acquired beneficial ownership of 2,864,388 shares of Common Stock as a result of the Distribution. See Item 3. The Partnerships were partners in certain investment partnerships that acquired shares of Common Stock in 1993 in connection with the formation of the Company.

Item 5.  Interest in Securities of Issuer

     (a) As of the close of business on March 20, 1998, Mr. Hicks may be deemed to have beneficially owned in the aggregate 3,846,836 shares of the Common Stock of the Company, representing approximately 9.7% of the outstanding shares of Common Stock. Of such shares, Mr. Hicks has sole voting and dispositive power with respect to 3,772,087 shares and shared voting and dispositive power with respect to 74,749 shares as a result of the relationships described in paragraph
(b) below.

     (b) Of the 3,772,087 shares of Common Stock for which Mr. Hicks has sole voting and dispositive power, 3,440,119 shares are held of record by Mr. Hicks and 331,968 shares are held of record by six children's trusts for which Mr. Hicks serves as trustee. Of the 74,749 shares of Common Stock for which Mr. Hicks has shared voting and dispositive power, 67,451 shares are held of record by Fund I and 7,298 shares are held of record by the Unrelated Trust for which Mr. Hicks serves as co-trustee.

     Mr. Hicks is the controlling stockholder, Chairman of the Board, President and Chief Executive Officer of Fund I and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record by Fund I.

     Mr. Hicks expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares of Common Stock covered by this
Schedule 13D not owned by him of record.

     (c) See Item 3.

     (d) The right to receive dividends on, and proceeds from the sale of, the 67,451 shares of Common Stock held of record by Fund I described in paragraph
(b) above is governed by the certificate of incorporation of Fund I, and such dividends or proceeds may be distributed to the stockholders of Fund I.

     (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to the Securities of the Issuer

     Mr. Hicks has an arrangement with the other stockholders of Fund I pursuant to which Mr. Hicks has the right to vote all of the shares of Common Stock that are owned of record by Fund I. In addition, the rights to distributions, dividends and other arrangements relating to the Company's securities owned by Fund I are governed by the certificate of incorporation of Fund I.

Item 7.  Material to be Filed as Exhibits

     None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 THOMAS O. HICKS



April 28, 1998                   By:    /s/  Michael D. Salim
                                    --------------------------------------------
Date                                   Michael D. Salim
                                       Attorney-in-Fact